Exhibit 99.2

March 11, 2020

TO:	Neptune Wellness Solutions Inc.
545 Promenade Du Centropolis
Suite 100
Laval A8 H7T 0A3

Re:	Neptune Wellness Solutions Inc.

Dear Ladies and Gentlemen:

We refer to the shelf prospectus supplement of Neptune Wellness Solutions Inc. (the “Corporation”) dated March 11, 2020 (the “Prospectus Supplement”) relating to the offering by the Corporation of common shares of the Corporation under a short form base shelf prospectus dated February 22, 2019, forming part of the Registration Statement on Form F-10 (Registration No. 333-229631) filed by the Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the reference to our firm name under the headings “Certain Canadian Federal Income Tax Considerations,” “Enforceability of Certain Civil Liabilities” and “Legal Matters” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Osler, Hoskin & Harcourt LLP
OSLER, HOSKIN & HARCOURT LLP